Filed by Chittenden Corporation

Pursuant to Rule 425 under the Securities Act of
1933, as amended, and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of
1934, as amended

Subject Company: Granite State Bankshares, Inc.
Commission File No.: 0-14895

THE FOLLOWING IS AN INVESTOR PRESENTATION PREPARED BY CHITTENDEN CORPORATION IN CONNECTION WITH THE MERGER OF GRANITE STATE BANKSHARES, INC. WITH AND INTO CHITTENDEN CORPORATION PURSUANT TO AN AGREEMENT AND PLAN OF MERGER DATED AS OF NOVEMBER 7, 2002 BY AND BETWEEN CHITTENDEN CORPORATION AND GRANITE STATE BANKSHARES, INC.

Chittenden CORPORATION

Acquisition of

GRANITE STATE BANKSHARES

The Power of Local Banking

November 8, 2002

Chittenden | The Bank of Western Massachusetts | Flagship Bank | Maine Bank & Trust - a maine bank for maine people - | Ocean

Forward-Looking Statements

This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the merger between Chittenden Corporation ("Chittenden" or "CHZ") and Granite State Bankshares, Inc. ("Granite State" or "GSBI"), including future financial and operating results, cost savings and accretion to reported earnings that may be realized from the merger; (ii) Chittenden's and Granite State's plans, objectives, expectations and intentions and other statements contained in this presentation that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of Chittenden's and Granite State's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from the anticipated results discussed in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Chittenden and Granite State may not be combined successfully, or such combination may take longer to accomplish than expected; (2) the cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer loss and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Granite State may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risks associated with continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in Chittenden's and Granite State's markets; (10) the risk of an economic slowdown that would adversely affect credit quality and loan originations. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Chittenden's and Granite State's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Chittenden or Granite State or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Chittenden and Granite State do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Chittenden CORPORATION

GRANITE STATE BANKSHARES *The Power of Local Banking*

Additional Information

The proposed transaction will be submitted to Granite State's stockholders for their consideration. Chittenden and Granite State will file with the SEC a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Granite State are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Chittenden and Granite State, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Chittenden Corporation, General Counsel, Two Burlington Square, Burlington, VT 05401 (802) 658-4000 or to Granite State Bankshares, Secretary, 122 West Street, Keene, NH 03431 (603) 352-1600.

Granite State and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Granite State in connection with the merger. Information about the directors and executive officers of Granite State and their ownership of Granite State common stock is set forth in the proxy statement, dated March 14, 2002, for Granite State's 2002 annual meeting of stockholders, as filed with the SEC on a Schedule 14A.

Chittenden CORPORATION

GRANITE STATE BANKSHARES
The Power of Local Banking

Outline

- Transaction Summary
- Strategic Rationale
- Pro Forma Financial Impact
- Summary
- Appendix

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Transaction Summary

Summary of Significant Terms

Purchase Price:	$46.00 per share
Transaction Value:	$247 million
Transaction Structure:	50%/50% stock/cash mix
Exchange Ratio:	Fixed at 1.64 Chittenden shares for each Granite State share
Estimated Cost Savings:	20% of Granite State's expenses (expected to be phased in 50% in 2003 and 100% in 2004)
Due Diligence:	Completed
Board Representation:	One Granite State Director to be added to Chittenden Corporation Board
Collars / Walk-Away:	None
Termination Fee:	$13 million
Required Approvals:	Granite State shareholders Customary regulatory approvals
Expected Closing:	Second quarter of 2003

Chittenden CORPORATION

GRANITE STATE BANKSHARES
The Power of Local Banking

Deal Pricing

Premium to Market:	24.7% [1]
Price / LTM Reported EPS:	18.0x
Price / 2002 Estimated EPS: [2]	17.8x
Price / 2003 Estimated EPS: [2]	18.0x
Price / Book Value: [3]	2.69x
Price / Tangible Book Value: [3]	3.06x
Deposit Premium:	22.0%

1. *Based on GSBI's closing stock price of $36.88 on November 7, 2002.*
2. *2002 estimate is the average of the earnings guidance given by GSBI in its third quarter 2002 press release. 2003 estimate is I/B/E/S median earnings estimate.*
3. *Based on stated book value and intangible assets as of September 30, 2002.*

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Strategic Rationale

Snapshot of Granite State

Granite State's operations and culture are an excellent fit with those of Chittenden's

Attractive Commercial and Community Banking Franchise	▪ $633 million in loans ▪ $769 million in deposits (94% core deposits) [1] ▪ Approximately 45% of Granite State's loans are commercial ▪ Operates 19 branches and 46 ATMs in Hillsborough, Cheshire, Rockingham, Strafford and Merrimack counties in New Hampshire
Market Position	▪ Granite State is the largest independent commercial bank in New Hampshire ▪ In 8 of the towns in which it operates, Granite State ranks 1st or 2nd
Solid Fee Income Generation through GSBI Insurance Group	▪ Formed in 2002 through the acquisitions of Blake Insurance Agency, Sise Insurance Agency and Sise Financial Services ▪ One of the largest agencies in New Hampshire; largest agency in the Seacoast ▪ $23 million in annual premiums

1. *Core deposits exclude all CDs greater than $100,000.*

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Transaction Rationale

Franchise Enhancing	▪ Consistent with our long-term strategic plan ▪ Logical extension of Chittenden's existing Vermont and New Hampshire presence ▪ Catapults Chittenden to the 4th largest New Hampshire bank ranked by deposits
Improves Franchise Demographics	▪ Granite State's market demographics compare favorably with those of Chittenden, especially in the attractive Hillsborough and Rockingham counties ▪ Granite State provides Chittenden with a platform for expansion into higher growth and more affluent markets
Strong Performing Bank with Growth Opportunities	▪ Granite State has solid fundamentals and a low-risk balance sheet ▪ Granite State is a "clean" institution with transparent accounting and familiar business lines ▪ Strong fee income growth potential from Chittenden's business services and wealth management units

Chittenden CORPORATION

GRANITE STATE BANKSHARES
The Power of Local Banking

Attractive Financial Results	▪ Accretive to GAAP and cash earnings and book value per share using conservative earnings projections for Granite State ▪ 2.6%, or 5 cents, accretion to cash EPS in 2003 ▪ 0.8%, or 2 cents, accretion to GAAP EPS in 2003 ▪ Strong pro forma asset quality
Low-risk Transaction	▪ Identical operating system as Maine Bank & Trust and Ocean National Bank ▪ Commonality of cultures and business philosophy ▪ No unusual products or operations that are unfamiliar to Chittenden ▪ Chittenden has demonstrated success in executing and integrating similar transactions

Building a Strong Commercial Banking Franchise in New Hampshire



NEW HAMPSHIRE
MAINE
VERMONT
Merrimack
Strafford
Cheshire
Hillsborough
Rockingham
MASSACHUSETTS
Chittenden
Granite State

Excludes zero deposit branches.

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Expanding Presence in Desirable Markets

		Pro Forma			
	Existing Rank	Deposits ($M)	Branches	Market Share	Pro Forma Rank
New Hampshire	12	$946.5	31	6.05 %	4
Hillsborough, NH	12	338.7	11	7.10	4
Rockingham, NH	6	222.6	12	6.50	4
Cheshire, NH	NA	207.2	3	23.54	2
Strafford, NH	4	131.6	4	12.61	3

Data as of June 30, 2007.

Chittenden CORPORATION

GRANITE STATE BANKSHARES
The Power of Local Banking

Manageable Execution Risk

- Chittenden is a strong operator and highly experienced consolidator
- Negotiated transaction with realistic expense saving targets and no revenue enhancements assumed
- Earnings estimates for Granite State are conservative
- Granite State has the same operating platform as Maine Bank & Trust and Ocean National Bank
- Chittenden has successfully integrated both larger and smaller transactions in the past

Chittenden CORPORATION

GRANITE STATE BANKSHARES
The Power of Local Banking

Proven Merger Integration Experience

Announce Date	Target	Deposits Acquired ($M)	Deposits Acquired / CHZ Deposits At Announcement
11/07/02	**Granite State Bankshares**	**$769**	**18.4 %**
10/05/01	Ocean National Bank	199	5.8
01/26/01	Maine Bank & Trust	205	6.2
12/16/98	Vermont Financial Services	1,754	97.3
05/28/97	Pomerleau Agency Inc.	NA	NA
09/19/95	Flagship Bank & Trust Company	200	16.1
08/17/94	Bank of Western Massachusetts	184	18.1
11/18/92	VerBanc Financial Corporation	67	6.9

Source: SNL Financial.

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Proven Merger Experience Reflected in Stock Price Performance



1,200%
1,100%
1,000%
900%
800%
700%
600%
500%
400%
300%
200%
100%
0
1/1/92
7/20/93
2/6/95
8/25/96
3/14/98
10/1/99
4/19/01
11/7/02
Acquisition of VerBanc Financial
Acquisition of Bank of Western Massachusetts
Acquisition of Flagship Bank & Trust
Acquisition of Pomerleau Agency
Acquisition of Vermont Financial
Acquisition of Maine Bank
Acquisition of Ocean National
+936%
+322%
Chittenden
S&P Bank Index (1)

Source: Factset. Market data as of November 7, 2002.

1. S&P Bank Index includes ASO, BAC, BBT, BK, CF, CMA, FBF, FITB, FTN, GDW, HBAN, KEY, MEL, MI, NCC, NFB, NTRS, ONE, PNC, RF, SNV, SOTR, STI, UPC, USB, WB, WFC, WM and ZION.

Chittenden CORPORATION

GRANITE STATE BANKSHARES
The Power of Local Banking

Pro Forma Financial Impact

Pro Forma Earnings Impact

($ in millions)

Earnings Projections	Projections for Fiscal Year 2003
Chittenden Earnings (1)	$66.7
Granite State Earnings (2)	10.3
Anticipated Cost Savings (3)	2.0
Net Cash Opportunity Cost (4)	(3.6)
CDI Amortization Expense (5)	(1.0)
Spread Loss From Asset Deleverage (6)	(0.2)
Pro Forma Net Income	$74.2
Intangible Amortization Expense	2.9
Pro Forma Cash Net Income	$77.1

1. 2003 CHZ earnings are based on the median I/B/E/S estimate.
2. 2003 GSBI earnings are for the nine months ended December 31, 2003, based on the median I/B/E/S estimate and adjusted to reflect elimination of $0.3 million in current annual after-tax CDI amortization expense.
3. Assumes cost savings equivalent to 10% of GSBI's expense base taking into account 4% annual expense growth.
4. Assumes a 5.5% pre-tax opportunity cost of cash.
5. Core deposit intangible equivalent to 4% of GSBI's core deposits amortized straight-line over 10 years.
6. Assumes balance sheet deleverage of $42 million in 2003; delevered assets assumed to have a pre-tax spread of 100 bps.

Accretive to GAAP and Cash Earnings

Earnings Per Share Projections	Projections for Fiscal Year 2003
Current GAAP EPS Estimate [1]	$2.05
Pro Forma GAAP EPS	2.07
GAAP Accretion to Chittenden ($)	**$0.02**
GAAP Accretion to Chittenden (%)	**0.8%**
Stand-Alone Cash EPS Estimate	$2.09
Pro Forma Cash EPS	2.14
Cash Accretion to Chittenden ($)	**$0.05**
Cash Accretion to Chittenden (%)	**2.6%**

1. *Based on 2003 I/B/E/S median EPS estimate.*

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Estimated Cost Savings

($ in millions)

Sources of Cost Savings	Projected for Fiscal Year 2003	Percent of GSBI Expense
Salaries and Benefits	$2.0	6.7 %
Other Operating	1.0	3.3
Total Cost Savings (Pre-Tax)	**$3.0**	**10.0 %**
Total Cost Savings (After Tax)	**$2.0**	

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Estimated Deal Costs

Chittenden estimates pre-tax merger costs of approximately $20 million

($ in millions)

	Cost
Employee-Related Costs	$11.1
Conversion / Integration Costs	4.7
Transaction Costs	4.2
Total Merger Costs (Pre-Tax)	**$20.0**
Taxes (1)	(5.3)
Total Merger Costs (After Tax)	**$14.7**

1. *Assumes 75% of total restructuring charge is tax deductible.*

Chittenden CORPORATION

GRANITE STATE BANKSHARES *The Power of Local Banking*

Strong Financial Position

($ in millions)

	Chittenden	Granite State
Balance Sheet Items		
Assets	$4,966	$1,107
Net Loans	2,955	624
Deposits	4,172	769
Equity	414	89
Core Deposits / Total Deposits (1)	94.3 %	94.3 %
Income Statement Items		
ROAA	1.32 %	1.25 %
ROAE	15.4	15.5
Net Interest Margin	4.49	3.80
Efficiency Ratio	57.8	56.2
Fee Income / Operating Revenue	21.7	24.0

Financial data as of or for the quarter ended September 30, 2002.

1. *Core deposits exclude CDs greater than $100,000.*

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Loan Composition Remains Diversified

At or for the quarter ended September 30, 2002

($ in millions)	Chittenden		Granite State		Pro Forma	
	Loans	**%**	**Loans**	**%**	**Loans**	**%**
Commercial & Industrial	$666	22.1 %	$37	5.9 %	$703	19.3 %
Commercial Real Estate	1,149	38.3	248	39.1	1,396	38.4
Residential Real Estate	895	29.8	310	49.0	1,206	33.2
Consumer	293	9.8	38	6.0	331	9.1
Total Loans and Leases	$3,003	100.0 %	$633	100.0 %	$3,636	100.0 %
Less: Loan Loss Reserves	(48)		(9)		(57)	
Net Loans	**$2,955**		**$624**		**$3,579**	
Yield	**6.42%**		**6.60%**		**6.45%**	

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Maintains Excellent Asset Quality

At or for the quarter ended September 30, 2002

	CHZ	GSBI	Pro Forma Combined
Non-Performing Assets / Total Assets	0.33 %	0.13 %	0.29 %
Non-Performing Assets / Gross Loans	0.54	0.22	0.48
Reserves / Non-Performing Loans	293.6	549.0	314.6
Reserves / Gross Loans	1.57	1.24	1.51
Net Charge-Offs / Average Loans	0.41	0.01	0.34

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Deposit Mix

At or for the quarter ended September 30, 2002

($ in millions)	Chittenden		Granite State		Pro Forma	
	Deposits	%	Deposits	%	Deposits	%
Non-Interest Bearing Checking	$681	16.4 %	$115	14.8 %	$796	16.1 %
Savings	398	9.5	93	12.2	491	9.9
NOW and Money Market	2,163	51.8	312	40.6	2,475	50.1
CDs < $100,000	692	16.6	205	26.7	897	18.2
CDs > $100,000	238	5.7	44	5.7	282	5.7
Total Deposits	**$4,172**	**100.0 %**	**$769**	**100.0 %**	**$4,941**	**100.0 %**
Cost (1)	**1.45%**		**1.91%**		**1.52%**	

1. *Includes non-interest bearing deposits.*

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Maintaining Capital Strength

Pro forma for the transaction, capital levels return to those existing at the close of the Ocean National purchase


3/31/02 – Consummation of Ocean National
9/30/02 – Post Trust Preferred Offering
3/31/03 – Consummation of Granite State
9.15%
10.40%
7.28%
11.38%
13.25%
8.85%
9.31%
10.41%
6.52%
Tier 1
Total Capital
Leverage
Tier 1
Total Capital
Leverage
Tier 1
Total Capital
Leverage

Chittenden CORPORATION

GRANITE STATE BANKSHARES The Power of Local Banking

Rapid Capital Generation

	Leverage Ratio	Tier 1 Ratio	Total Capital / Risk-Based Assets
Current CHZ (9/30/02):	8.85 %	11.38 %	13.25 %
Pro Forma (3/31/03):	6.52	9.31	10.41
Pro Forma (12/31/03):	7.42	10.25	11.08
"Well-Capitalized" Requirements:	5.00	6.00	10.00

Chittenden CORPORATION

GRANITE STATE BANKSHARES
The Power of Local Banking

Summary

Summary

- Granite State is a solid, profitable franchise
- Great strategic fit that enhances franchise
- Expands presence in demographically attractive markets
- Consistent with our strategy of pursuing in-market or contiguous acquisitions of high quality companies
- Granite State has excellent asset quality with a conservative credit focus
- Solid earnings accretion with conservative cost savings projections
- Chittenden has a proven track record of integrating acquisitions

Chittenden CORPORATION

GRANITE STATE BANKSHARES
The Power of Local Banking

Appendix

Pro Forma Market Position

New Hampshire

Rank	Institution	Deposits ($MM)	Branches	Market Share
1	Royal Bank of Scotland	$3,811	80	24.37 %
2	Banknorth	3,613	81	23.11
3	FleetBoston	1,575	37	10.07
4	*Pro Forma*	*947*	*22*	*6.05*
4	Granite State	702	18	4.49
5	LSB Financial	522	13	3.34
6	Northway Financial	475	22	3.04
7	First Essex	451	9	2.88
8	Sovereign Bancorp	441	13	2.82
9	NH Thrift Bancshares	410	14	2.62
10	Mascoma MHC	303	9	1.94
12	Chittenden	245	13	1.57
	All Others	3,089	105	19.75
	Total	$15,637	414	100.00 %

Hillsborough County

Rank	Institution	Deposits ($MM)	Branches	Market Share
1	Royal Bank of Scotland	$1,792	24	37.57 %
2	Banknorth	1,211	26	25.38
3	FleetBoston	800	15	16.78
4	*Pro Forma*	*339*	*11*	*7.10*
4	Granite State	330	9	6.92
5	Sovereign Bancorp	246	8	5.16
6	First Essex	157	3	3.30
7	Southern NH B&TC	66	3	1.38
8	Centrix Bank & Trust	59	1	1.23
9	KeyCorp	56	5	1.18
10	Monadnock Comm.	32	1	0.67
12	Chittenden	9	2	0.18
	All Others	13	2	0.25
	Total	$4,771	99	100.00 %

Rockingham County

Rank	Institution	Deposits ($MM)	Branches	Market Share
1	Banknorth	$976	17	28.51 %
2	Royal Bank of Scotland	741	18	21.65
3	FleetBoston	479	12	14.00
4	*Pro Forma*	*223*	*12*	*6.50*
4	First Essex	205	4	6.00
5	Sovereign Bancorp	190	5	5.55
6	Chittenden	153	8	4.47
7	Piscataqua Savings	132	1	3.86
8	Salem Co-Operative	117	1	3.42
9	Community Bank & Trust	116	3	3.39
10	Southern NH B&TC	91	3	2.66
12	Granite State	70	4	2.04
	All Others	148	8	4.32
	Total	$3,423	84	100.00 %

Cheshire County

Rank	Institution	Deposits ($MM)	Branches	Market Share
1	Banknorth	$387	12	43.91
2	**Granite State**	**207**	**3**	**23.54**
3	Savings Bank of Walpole	153	4	17.43
4	Royal Bank of Scotland	53	2	6.05
5	FleetBoston	43	1	4.87
6	Connecticut River	37	3	4.20
	Total	$880	25	100.00 %

Source: SNL Financial. Deposit data as of June 30, 2001.

Chittenden CORPORATION

GRANITE STATE BANKSHARES *The Power of Local Banking*

Historical Financial Performance

($ in millions)

Balance Sheet Items	As of or for the Qtr. Ended September 30, 2002	2001	As of or for the Year Ended December 31, 2001	2000	1999	1998
Assets	$1,107.4	$1,033.5	$1,018.9	$935.0	$807.7	$878.1
Securities	310.4	268.8	286.4	221.7	140.8	149.2
Loans, net	625.6	672.6	680.7	649.0	580.9	542.9
Deposits	769.0	728.1	714.1	683.3	625.0	658.5
Borrowings	245.2	227.5	220.5	191.3	165.6	151.5
Shareholder's Equity	82.9	81.0	80.5	73.5	70.4	73.6
Tang. Shareholder's Equity	78.1	74.4	74.1	66.3	69.0	71.0
Profitability						
Core Income	$3.4	$2.8	$11.1	$9.9	$9.7	$7.9
ROAA	1.25 %	1.11 %	1.15 %	1.15 %	1.18 %	1.17 %
ROAE	15.5	14.2	14.4	14.3	13.9	13.3
NIM	3.20	3.91	3.48	3.90	3.94	4.12
Efficiency Ratio	56.2	57.8	56.1	56.6	57.3	68.6
Fee Income / Operating Rev	24.0	15.4	16.1	14.0	13.0	13.6
Asset Quality						
NCOs / Avg Loans	0.01 %	0.19 %	0.06 %	0.02 %	0.03 %	0.21 %
NPAs / Assets	0.15	0.33	0.30	0.35	0.32	0.33
Reserves / Loans	1.34	1.19	1.34	1.30	1.24	1.29
NPLs / Loans	0.12	0.51	0.48	0.49	0.27	0.54
Reserves / NPLs	549.0	235.8	283.2	145.4	463.9	238.4
Capital Adequacy						
Tang. Equity / Tang. Assets	7.13 %	7.25 %	7.33 %	6.90 %	7.96 %	8.10 %
Leverage Ratio	6.86	7.08	7.09	7.32	8.26	8.18
Tier 1 Risk Based Capital Ratio	10.13	10.13	10.51	10.39	12.93	13.17
Total Risk Based Capital Ratio	11.38	11.23	11.89	11.61	14.18	14.42
Borrowings / Assets	22.14	22.01	21.64	20.83	19.89	17.25

Source: SNL Financial and Company reports.

Chittenden CORPORATION

GRANITE STATE BANKSHARES *The Power of Local Banking*

Chittenden
CORPORATION

Visit our website for a wide range of products, latest financial reports and many other interactive services: **www.chittendencorp.com**